As filed with the U.S. Securities and Exchange Commission on August 3, 2005

Registration No.  333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

EMBRAER-EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

(Exact name of issuer of deposited securities as specified in its charter)

Embraer-Brazilian Aviation Company Inc.

(Translation of issuer’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Embraer Aircraft Corporation

276 S.W. 34th Street

Fort Lauderdale, Florida 33315

(954) 359-3700

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Scott A. Ziegler, Esq.

Ziegler, Ziegler & Associates LLP

570 Lexington Avenue, 44th Floor

New York, New York  10022

(212) 319-7600

It is proposed that this filing become effective under Rule 466

☒  immediately upon filing

☐  on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

American Depositary Shares to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing four preferred shares, without par value, of EMBRAER-Empresa Brasileira de Aeronáutica S.A.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$588.50

(1)                                  Each unit represents one American Depositary Share.

(2)                                  Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (13)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (13)
(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (14)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (17) and (18)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x) Limitation upon the liability of the Depositary	Paragraph (15)
(3) Fees and Charges	Paragraphs (7)

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)           Statement that EMBRAER-Empresa Brasileira de Aeronáutica S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)                    Form of Deposit Agreement.  Form of Deposit Agreement among EMBRAER-Empresa Brasileira de Aeronáutica S.A., JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”).  Previously filed as an Exhibit to Registration Statement No. 333-12232 which is incorporated herein by reference.

(a)(2)                    Form of ADR.  Filed herewith as Exhibit (a)(2).

(b)                                 Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)                                  Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  Not Applicable.

(d)                                 Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered.  Filed herewith as Exhibit (d).

(e)                                  Certification under Rule 466.  Filed herewith as Exhibit (e).

(f)                                    Power of Attorney.  Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)          The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)         If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on   August 2, 2005.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, EMBRAER-Empresa Brasileira de Aeronáutica S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on July 11, 2005.

EMBRAER-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Maurício Novis Botelho
Name:	Maurício Novis Botelho
Title:	President and Chief Executive Officer

By:	/s/ Antonio Luis Pizarro Manso
Name:	Antonio Luis Pizarro Manso
Title:	Executive Vice-President Corporate and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Maurício Novis Botelho and Antonio Luis Pizarro Manso, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/Maurício Novis Botelho	President and Chief Executive	July 11, 2005
Maurício Novis Botelho	Officer and Member of the
Board of Directors

/s/ Antonio Luis Pizarro Manso	Executive Vice-President	July 11, 2005
Antonio Luis Pizarro Manso	Corporate and Chief Financial
Officer

/s/ Marcelo Rodrigues	Controller	July 11, 2005
Marcelo Rodrigues

/s/Luiz Carlos Siqueira Aguiar	Chairman of the Board of	July 11, 2005
Luiz Carlos Siqueira Aguiar	Directors

/s/ Vitor Sarquis Hallack	Deputy Chairman of the Board	July 11, 2005
Vitor Sarquis Hallack	of Directors

/s/ Henrique Pizzolato	Member of the Board of	July 11, 2005
Henrique Pizzolato	Directors

/s/Carlyle Wilson	Member of the Board of	July 11, 2005
Carlyle Wilson	Directors

/s/ Carlos Alberto Cardoso Moreira	Member of the Board of	July 11, 2005
Carlos Alberto Cardoso Moreira	Directors

/s/ Wilson Carlos Duarte Delfino	Member of the Board of	July 11, 2005
Wilson Carlos Duarte Delfino	Directors

/s/ Neimar Dieguez Barreiro	Member of the Board of	July 11, 2005
Neimar Dieguez Barreiro	Directors

/s/ Rubens Antonio Barbosa	Member of the Board of	July 11, 2005
Rubens Antonio Barbosa	Directors

/s/François Regis Yves Marie Gayet	Member of the Board of	July 11, 2005
François Regis Yves Marie Gayet	Directors

/s/Christian Paul Maurice Gras	Member of the Board of	July 11, 2005
Christian Paul Maurice Gras	Directors

/s/ Paulo César de Souza Lucas	Member of the Board of	July 11, 2005
Paulo César de Souza Lucas	Directors

/s/ Claudemir Marques de Almeida	Member of the Board of	July 11, 2005
Claudemir Marques de Almeida	Directors

/s/Gary Spulak
Embraer Aircraft Corporation - EAC	Authorized Representative in	July 11, 2005	May 7, 2005
By: Gary Spulak	the United States

INDEX TO EXHIBITS

Exhibit Number

(a)(2)	Form of ADR

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification